IMPERIAL

03 APR -8 AM 7:21

03007908

18 March 2003

Imperial Oriental Ltd

SUPPL

Ms A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
450 Fifth Street
WASHINGTON DC 20549 USA

82-1257

Dear Anne

RE: ADR FACILITY

Please find enclosed copies of the following Company announcements lodged with the Australian Stock Exchange Limited on 17 March 2003:

1) Resignation of Director

2) Appendix 3Z – Final Director's Interest Notice

PROCESSED
APR 16 2003
THOMSON FINANCIAL

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

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ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/03/2003

TIME: 12:24:06

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Final Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules --

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	IMPERIAL ONE LIMITED
ABN	29 002 148 361

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ross Koscharsky
Date of last notice	16 August 2002
Date that director ceased to be director	14 March 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
98,533 Fully paid ordinary shares – beneficially owned.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
RJK Property Pty Limited of which R Koscharsky is a Director.	151,429 Fully paid ordinary shares 310,000 Options exercisable at 20cents expiring 31/7/03 5,715 Options exercisable at 10 cents expiring 30/6/04

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/03/2003

TIME: 12:19:39

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Director Resignation

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

IMPERIAL

17 March 2003

Company Annoucements
Australian Stock Exchange
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

RE: RESIGNATION OF DIRECTOR

Please be advised that Mr Ross Koscharsky has resigned as a Director of the Company effective from 14 March 2003 due to other business commitments.

Mr Koscharsky has served as a Director of the Company since 15 March 2001 and Directors wish to express their appreciation to Mr Koscharsky for his contribution to the Company during the period that he served as a Director.

Yours faithfully

D L Hughes
Secretary

IMPERIAL

03 APR -9 AM 7:21

17 March 2003

SUPPL

Ms A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
450 Fifth Street
WASHINGTON DC 20549 USA

Dear Anne

RE: ADR FACILITY

Please find enclosed a copy of the Company's Half-Year Financial Statements lodged with the Australian Stock Exchange Limited on 14 March 2003.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

03 APR -9 AM 7:21

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/03/2003

TIME: 17:14:42

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report & Half Yearly Accounts

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Imperial One Limited
ABN 29 002 148 361

Directors Report

Your directors present their report as the consolidated entity consisting of Imperial One Limited and the entities it controlled at the end of or during the half-year ended 31 December 2002.

Directors

The following persons were Directors of Imperial One Limited during the whole of the half-year and up to the date of this report:

B W McLeod
D H Sutton
K A Torpey
R J Koscharsky

Financial Results

The consolidated results for the half-year ended 31 December 2002 attributable to members of the Company were:

	2002	2001
Operating Profit/(Loss) from ordinary operating activities before tax	(495,784)	(559,113)
Income tax on ordinary activities	-	-
Profit/(Loss) from extraordinary items after tax	-	-
Net Profit/(Loss)	495,784	(559,113)
Net Profit/(Loss) attributable to outside equity interest	-	-
Net Profit/(Loss) for the period attributable to Members	(495,784)	(559,113)

The groups operating result for the period under review was a loss of $(495,784) compared to a loss of $(559,113) for the previous corresponding period.

Matters Subsequent To Balance Date

Rehabilitation work at the Company's May Day site near Cobar NSW has been completed. A final site inspection by Mines Department and other statutory authorities is scheduled for 27 March 2003.

This report is made in accordance with a resolution of the directors.

B W McLeod
Chairman

14 March 2003

Imperial One Limited
ABN 29 002 148 361

Directors Declaration

In the opinion of the Directors of Imperial One Limited:

1. The financial statements and notes are in accordance with the Corporations Act 2001, including:

(a) Giving a true and fair view of the financial position of the Company and consolidated entity as at 31 December 2002 and of its performance, as represented by the results of their operations and its cash flows, for the half-year ended on that date; and

(b) Complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2002; and

2. There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is signed in accordance with a resolution of the directors.

B W McLeod
Director

14 March 2003

COURT & CO.
CHARTERED ACCOUNTANTS
ABN 71 502 156 733

INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF
IMPERIAL ONE LIMITED

Scope

We have reviewed the financial report in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules, comprising the half-yearly report and directors' declaration of Imperial One Limited for the half-year ended 31 December 2002. The financial report is the consolidated financial report of the economic entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the preparation and presentation of the financial report. We have performed the review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 Interim Financial Reporting, and other mandatory professional reporting requirements and ASX Listing Rules as they relate to Appendix 4B and in order for the company to meet its obligations to lodge the financial report with the Australian Securities and Investments Commission and the ASX.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Qualifications

a. Since 31 December 2002, the market value of the shareholding of Imperial One Limited in Bemax Resources NL has declined $2,985,909 from $6,088,971 to $3,103,062. As a result, Investments should be written down $2,330,265. Hence, the Consolidated loss would be $2826049 and Net assets would be $264,496.

b. Due to the above, realisation of Investments may not be sufficient to repay existing liabilities and fund ongoing operations. As a result, there is uncertainty regarding the continuing operations of entities in the economic entity.

Notwithstanding the above, the directors are of the opinion that the market value of the shareholding does not reflect its intrinsic value, and hence Investments should not be written back and their subsequent realisation will be sufficient to repay existing liabilities and fund ongoing operations.

LEVEL 29
AUSTRALIA SQUARE
264 GEORGE STREET
SYDNEY NSW 2000

PO BOX H195
AUSTRALIA SQUARE
SYDNEY NSW 1215

DX10156
STOCK EXCHANGE - SYDNEY

TELEPHONE 61 2 9251 4600
FACSIMILE 61 2 9251 7138

courtco@courtsyd.com.au
www.courtsyd.com.au

INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF
IMPERIAL ONE LIMITED
(Continued)

Qualified Review Statement

Based on our review, which is not an audit, except for the effects of the matters described in the qualification paragraph above, nothing has come to our attention that causes us to believe that the financial report of Imperial One Limited is not in accordance with:

a. the Corporations Act 2001, including:

- **i** giving a true and fair view of the financial position of the economic entity at 31 December 2002 and of its performance for the half-year ended on that date;
- **ii** complying with Accounting Standard AASB 1029 Interim Financial Reporting, and the Corporations Regulations 2001;

b. other mandatory professional reporting requirements in Australia; and

c. ASX Listing Rules as they relate to Appendix 4B.

Stuart H. Cameron

Court & Co
Chartered Accountants

Stuart H Cameron
Partner

Dated at Sydney 17/3/03

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

Imperial One Limited

ABN or equivalent company reference	Half yearly (*tick*)	Preliminary final (*tick*)	Half year/financial year ended ('current period')
29 002 148 361	✓		31 December 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A
Revenues from ordinary activities *(item 1.1)*	~~up~~/down	68.2 %	to	(495,784)
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	~~up~~/down	11.3 %	to	(495,784)
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of			–
Net profit (loss) for the period attributable to members *(item 1.11)*	~~up~~/down	11.3 %	to	(495,784)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	Nil ¢	N/A
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	Nil ¢	N/A

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*

N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

Condensed consolidated statement of financial performance

		Current period - $A	Previous corresponding period - $A
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	972,037	3,058,506
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(1,392, 956)	(3,553,736)
1.3	Borrowing costs	(74,865)	(63,883)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	–	–
1.5	**Profit (loss) from ordinary activities before tax**	**(495,784)**	**(559,113)**
1.6	Income tax on ordinary activities *(see note 4)*	–	–
1.7	**Profit (loss) from ordinary activities after tax**	**(495,784)**	**(559,113)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	–	–
1.9	**Net profit (loss)**	**(495,784)**	**(559,113)**
1.10	Net profit (loss) attributable to outside +equity interests	–	–
1.11	**Net profit (loss) for the period attributable to members**	**(495,784)**	**(559,113)**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves		
1.13	Net exchange differences recognised in equity		
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)		
1.15	Initial adjustments from UIG transitional provisions		
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	–	–
1.17	**Total changes in equity not resulting from transactions with owners as owners**	–	–

Earnings per security (EPS)			Current period	Previous corresponding period
1.18	Basic EPS	Cents per share	(.13)	(.15)
1.19	Diluted EPS	Cents per share	.046	.042

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A	Previous corresponding period - $A
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	(495,784)	(559,113)
1.21	Less (plus) outside +equity interests	–	–
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**(495,784)**	**(559,113)**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A	Previous corresponding period - $A
1.23	Revenue from sales or services	922,524	2,618,199
1.24	Interest revenue	2,283	8,897
1.25	Other relevant revenue	47,230	431,410
1.26	Details of relevant expenses		
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	2,418	9,745
Capitalised outlays			
1.28	Interest costs capitalised in asset values	–	–
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	–	–

Consolidated retained profits

		Current period - $A	Previous corresponding period - $A
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(48,669,859)	(47,160,151)
1.31	Net profit (loss) attributable to members (*item 1.11*)	(495,784)	(559,113)
1.32	Net transfers from (to) reserves *(details if material)*	–	–
1.33	Net effect of changes in accounting policies	–	–
1.34	Dividends and other equity distributions paid or payable	–	–
1.35	**Retained profits (accumulated losses) at end of financial period**	**(49,165,643)**	**47,719,264**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill				
2.2	Amortisation of other intangibles				
2.3	**Total amortisation of intangibles**				
2.4	Extraordinary items (details)				
2.5	**Total extraordinary items**	Nil	Nil	Nil	Nil

Comparison of half year profits
(Preliminary final report only)

		Current year - $A	Previous year - $A
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	(495,784)	(559,113)
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	(950,596)

Condensed consolidated statement of financial position

		At end of current period $A	As shown in last annual report $A	As in last half yearly report $A
	Current assets			
4.1	Cash	124,812	256,735	1,417,053
4.2	Receivables	144,184	**1,240,221**	1,417,053
4.3	Investments	–	–	5098
4.4	Inventories	–	–	–
4.5	Tax assets	–	–	–
4.6	Other (provide details if material)	–	9,493	–
4.7	**Total current assets**	**268,996**	**1,506,449**	**1,891,308**
	Non-current assets			
4.8	Receivables	–	–	–
4.9	Investments (equity accounted)	5,683,479	5,717,979	5,935,652

4.10	Other investments	–	–	–
4.11	Inventories	–	–	–
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	49,550	49,550	48,901
4.13	Development properties (+mining entities)	–	–	–
4.14	Other property, plant and equipment (net)	17,941	61,373	143,458
4.15	Intangibles (net)	–	–	30,370
4.16	Tax assets	–	–	–
4.17	Other (provide details if material)	–	152,861	–
4.18	**Total non-current assets**	**5,750,970**	**5,981,763**	**6,158,381**
4.19	**Total assets**	**6,019,966**	**7,488,212**	**8,049,689**
	Current liabilities			
4.20	Payables	998,201	2,659,099	2,422,991
4.21	Interest bearing liabilities	2,339,881	1,764,984	1,587,151
4.22	Tax liabilities	–	–	–
4.23	Provisions exc. tax liabilities	87,123	176,254	242,806
4.24	Other (provide details if material)	–	–	–
4.25	**Total current liabilities**	**3,425,205**	**4,600,337**	**4,252,948**
	Non-current liabilities	–	–	–
4.26	Payables	–	–	–
4.27	Interest bearing liabilities	–	–	–
4.28	Tax liabilities	–	–	–
4.29	Provisions exc. tax liabilities	–	–	–
4.30	Other (provide details if material)	–	–	–
4.31	**Total non-current liabilities**	–	–	–

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	**3,425,205**	**4,600,337**	**4,292,948**
4.33	**Net assets**	**2,594,761**	**2,887,875**	**3,796,741**

	Equity			
4.34	Capital/contributed equity	51,153,125	50,198,627	50,908,725
4.35	Reserves	607,279	607,279	607,279
4.36	Retained profits (accumulated losses)	(49,165,643	(48,669,859)	(47,719,263)
4.37	**Equity attributable to members of the parent entity**	**2,594,761**	**3,056,047**	**3,796,941**
4.38	Outside +equity interests in controlled entities	–	31,828	–
4.39	**Total equity**	2,584,761	2,887,875	3,796,741

4.40	Preference capital included as part of 4.37	–	–	–

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A	Previous corresponding period - $A
5.1	Opening balance	49,550	45,346
5.2	Expenditure incurred during current period	–	3,555
5.3	Expenditure written off during current period	–	–
5.4	Acquisitions, disposals, revaluation increments, etc.	–	–
5.5	Expenditure transferred to Development Properties	–	–
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**49,550**	**48,901**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A	Previous corresponding period - $A
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**Nil**	**Nil**

Condensed consolidated statement of cash flows

		Current period $A	Previous corresponding period - $A
	Cash flows related to operating activities		
7.1	Receipts from customers	1,746,360	2,728,069
7.2	Payments to suppliers and employees	(1,813,280)	(3,190,980)
7.3	Dividends received from associates	–	–
7.4	Other dividends received	–	–
7.5	Interest and other items of similar nature received	814	2,193

7.6	Interest and other costs of finance paid	(3,624)	(22)
7.7	Income taxes paid	–	–
7.8	Other (provide details if material)	–	–
7.9	**Net operating cash flows**	**(69,730)**	**(460,740)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	–	(583)
7.11	Proceeds from sale of property, plant and equipment	–	–
7.12	Payment for purchases of equity investments	(4,278)	(437,500)
7.13	Proceeds from sale of equity investments	126,071	298,523
7.14	Loans to other entities	(10,398)	–
7.15	Loans repaid by other entities	–	–
7.16	Other (Reduction in cash due to sale of a subsidiary)	(320,348)	–
7.17	**Net investing cash flows**	**(208,953)**	**(139,560)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	–	21,861
7.19	Proceeds from borrowings	171,760	1,081,500
7.20	Repayment of borrowings	(25,000)	(1,254,965)
7.21	Dividends paid	–	–
7.22	Other (provide details if material)	–	–
7.23	**Net financing cash flows**	**146,760**	**141,604**
7.24	**Net increase (decrease) in cash held**	(131,923)	**(741,904)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	256,735	1,211,061
7.26	Exchange rate adjustments to item 7.25.	–	–
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**124,812**	**469,157**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

During the period under review the Company issued 11,725,000 fully paid ordinary shares to convert debt owing to a Director and Officer of the Company to equity.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A	Previous corresponding period - $A
8.1 Cash on hand and at bank	(12,688)	331,657
8.2 Deposits at call	137,500	137,500

8.3	Bank overdraft	–	–
8.4	Other (provide details)	–	–
8.5	**Total cash at end of period** *(item 7.27)*	124,812	469,157

Other notes to the condensed financial statements

	Ratios	Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(51.0)%	(18.28)%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	(19.11)%	(14.72)%

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Basic EPS – Cents per share (.13)
Diluted EPS – Cents per share .046
Weighted average number of ordinary shares outstanding during the period used in the calculation of basic earnings per share is

	NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security		

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

Industrial Minerals Marketing Pty Limited
The Industrial Minerals Marketing business incurred significant losses in the previous financial year associated with the re-negotiation of the terms of the Company's licence agreement with the materials supplier.

As a result of these losses, the Company has reviewed its participation in the project cancelling the Industrial Minerals Licence Agreements with Hudson Resources Limited effective from 31 August 2002.

Subsequent to that cancellation and to ensure a smooth transition of the business Industrial Minerals Marketing Pty Limited was sold to Hudson Resources Limited. This Company's contribution to the Group's operating result for the period under review was a loss of $37,845.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A

15.3 If it is a final dividend, has it been declared? *(Preliminary final report only)*

N/A

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	Nil ¢	N/A ¢	N/A ¢
15.5	Previous year	Nil ¢	N/A ¢	N/A ¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	Nil ¢	N/A ¢	N/A ¢
15.7	Previous year	Nil ¢	N/A ¢	N/A ¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

	Current year	Previous year
15.8 +Ordinary securities	Nil ¢	Nil ¢
15.9 Preference +securities	N/A ¢	N/A ¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

	Current period $A	Previous corresponding period - $A
15.10 +Ordinary securities *(each class separately)*	Nil	Nil
15.11 Preference +securities *(each class separately)*	N/A	N/A
15.12 Other equity instruments *(each class separately)*	N/A	N/A
15.13 Total	**Nil**	**Nil**

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans

N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax	N/A	N/A
16.2 Income tax on ordinary activities		
16.3 Profit (loss) from ordinary activities after tax		
16.4 Extraordinary items net of tax		
16.5 Net profit (loss)		
16.6 Adjustments		
16.7 Share of net profit (loss) of associates and joint venture entities	N/A	N/A

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.2 Total	N/A	N/A	N/A	N/A
17.3 Other material interests				
17.4 Total	N/A	N/A	N/A	N/A

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)

18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	390,098,153	390,098,153		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	 11,725,000 Nil	 11,725,000 Nil		
18.5	**+Convertible debt securities** *(description and conversion factor)*	Nil	Nil		
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 Nil 39,473,732 notes convertible at 1.9 cents maturing 19/12/2002	 Nil		
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
		177,064,309	177,064,309	20 cents	31/7/03
		41,439,068	41,439,068	10 cents	30/6/04
		14,350,000	Nil	9 cents	6/7/05 (exec.options)
		37,295,000	Nil	1cent	31/12/06
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

18.13	**Unsecured notes** *(description)*		
18.14	Changes during current period		
	(a) Increases through issues		
	(b) Decreases through securities matured, converted		

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used [ ]

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/does not* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	☑	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one)*. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/does not have* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: 14 March 2003
(Director/~~Company Secretary~~)

Print name: Bruce McLeod

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made

in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

SEGMENT INFORMATION

	Mining	Industrial Minerals	Investments	Internet	Eliminations Unallocated	Consolidation
Year 2002						
Primary Reporting - Business Segments						
Sales to external customers		922,524				922,524
Other revenue		6,469	42,230		814	49,513
Total segment revenue		**928,993**	**42,230**		**814**	**972,037**
Segment results	(144,642)	(37,845)	19,229	(175,880)		(339,138)
expenses						(156,646)
Loss from ordinary activities before income tax expense						(495,784)
Income tax expense						--
Loss from ordinary activities before income tax expense						(495,784)
Loss from extraordinary items after income tax expense						--
Net Loss						**(495,784)**
Depreciation and amortisation expense	1,323				1,095	2,418
Other non-cash expenses				158,630	(4,951)	153,679
Segment assets	69,890	--	5,433,479	250,000		5,753,369
unallocated assets						266,597
Total Assets						**6,019,966**
Segment liabilities	225,008	--	880,051	360,358		1,465,417
Unallocatd liabilities						1,959,788
Total Liabilities						**3,425,205**
Aquisitions of Property, Plant & Equipment, Intangibles and other non-current segment assets	--	--	--	--	--	--

	Mining	Industrial Minerals	Investments	Internet	Eliminations Unallocated	Consolidation
Year 2001						
Primary Reporting - Business Segments						
Sales to external customers		2,574,822		43,377		2,618,199
Other revenue			380,110		60,197	440,307
Total segment revenue	--	**2,574,822**	**380,110**	**43,377**	**60,197**	**3,058,506**
Segment results						
Unallocated revenue less unallocated expenses						
Loss from ordinary activities before income tax expense						(559,113)
Income tax expense						--
Loss from ordinary activities after income tax expense						(559,113)
Loss from extraordinary items after income tax expense						--
Net Loss						**(559,113)**
Depreciation and amortisation expense	3,829			666	5,250	9,745
Other non-cash expenses						
Segment assets	80,542	1,493,877	5,685,652	637,023		7,906,076
unallocated assets						143,613
Total Assets						8,049,689
Segment liabilities	204,765	1,194,349	825,604	553,628		2,778,346
Unallocatd liabilities						1,474,602
Total Liabilities						4,252,948
Aquisitions of Property, Plant & Equipment, Intangibles and other non-current segment assets	--	--	--	--	--	--

	Segment Revenues from Sales to External Customers		Segment Assets		Acquisition of Property, Plant & Equipment Intangibles and Other Non-Current Segment Assets	
Secondary Reporting	2002	2001	2002	2001	2002	2001
Geographical Segments						
Australia	922,524	2,618,199	5,768,966	7,799,688	--	--
South East Asia	--	--	250,000	250,000	--	--